ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2014	$ 96,696	$ (80,339)	$ 16,357
Net loss	-	(127,782)	(127,782)
Member's capital contributions	1,004,000	-	1,004,000
Balances at December 31, 2015	$ 1,100,696	$ (208,121)	$ 892,575

The accompanying notes are an integral part of these financial statements.